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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                         (Amendment No. ______________)(1)

                           Unigene Laboratories, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    904753100
                                 (CUSIP Number)

                                November 2, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)



--------------------------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 904753100                                          PAGE 2 OF 5 PAGES

                                  SCHEDULE 13G

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              The Tail Wind Fund, Ltd.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
              A British Virgin Islands corporation.
-------------------------------------------------------------------------------
                             5     SOLE VOTING POWER             3,095,768
NUMBER OF SHARES
                             --------------------------------------------------
BENEFICIALLY                 6     SHARED VOTING POWER              0

OWNED BY EACH
                             --------------------------------------------------
REPORTING                    7     SOLE DISPOSITIVE POWER        3,095,768
                             --------------------------------------------------
PERSON WITH                  8     SHARED DISPOSITIVE POWER         0
-------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,095,768
-------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                         [ ]
-------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              7.37%
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12      TYPE OF REPORTING PERSON*
              OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 904753100                                          PAGE 3 OF 5 PAGES


ITEM 1(a).  NAME OF ISSUER:

            Unigene Laboratories, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            110 Little Falls Road
            Fairfield, New Jersey 07004

ITEM 2(a).  NAME OF PERSON FILING:

            The Tail Wind Fund, Ltd.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Windermere House
            404 East Bay Street
            P.O. Box SS-5539
            Nassau, Bahamas

ITEM 2(c).  CITIZENSHIP:

            A British Virgin Islands limited liability company.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Unigene Laboratories, Inc., a Delaware corporation (the "Company").

ITEM 2(e).  CUSIP NUMBER:

            904753100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [ ] Broker or dealer registered under Section
                15 of the Act,

      (b)   [ ] Bank as defined in Section 3(a)(6) of the
                Act,

      (c)   [ ] Insurance Company as defined in Section
                3(a)(19) of the Act,

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

      (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,


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CUSIP NO. 904753100                                          PAGE 4 OF 5 PAGES


      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

      (g)   [ ] Parent Holding Company, in accordance with Rule
                13d-1(b)(ii)(G); see Item 7,

      (h)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4.     OWNERSHIP.

      (a)   Amount beneficially owned:

            3,095,768 shares which may be acquired upon the conversion of debentures (the "Debentures") and exercise of related warrants. This number has been estimated based on the current conversion price of the debentures.

            Under the terms of the Debentures, conversion of the Debentures or payment of interest thereon in Common Stock is not permitted, and a holder of the Debentures may not submit them for conversion, if such conversion of payment would result in the holder owning more than 4.99% of all issued and outstanding Common Stock. Consequently, and pursuant to Rule 13d-4, The Tail Wind Fund, Ltd. disclaims beneficial ownership of any securities covered by this statement in excess of 4.99% of all issued and outstanding Common Stock.

      (b)   Percent of class:

            7.37%

      (c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote: 3,095,768

      (ii)  Shared power to vote or to direct the vote:  0

      (iii) Sole power to dispose or to direct the disposition of:  3,095,768

      (iv)  Shared power to dispose or to direct the disposition of:  0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

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CUSIP NO. 904753100                                          PAGE 5 OF 5 PAGES


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            None.

ITEM 10.    CERTIFICATION.

            "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                November 19, 1998
                                ------------------------------------------------

                                /s/ Brighton Holdings Limited, as Sole Director
                                ------------------------------------------------

                                By:   /s/ Michael M. Darville
                                      ------------------------------------------
                                      Vice President, Treasurer and Director of
                                         Brighton Holdings Limited

                                By:   /s/ Joan L. Thompson
                                      ------------------------------------------
                                      Secretary and Director of Brighton
                                         Holdings Limited